SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: August 2023 (Report No. 9)

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

CONTENTS

On August 18, 2023, Nano Dimension Ltd. (the “Registrant”) issued a press release titled “Nano Dimension Issues Presentation Highlighting the Significant Long-Term Value Creation Opportunity at Risk with Murchinson’s Self-Serving Campaign,” a copy of which is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

On August 21, 2023, the Registrant issued a press release titled “Nano Dimension: Another Stellar Q2/2023 and H1/2023 Results,” a copy of which is furnished herewith as Exhibit 99.2 and incorporated by reference herein.

Attached hereto and incorporated herein is the Registrant’s investor presentation, which was posted on the Registrant’s website on August 21, 2023.

The sections titled “Financial Results” and “Forward-Looking Statements” and the financial statements of Exhibit 99.2 to this Report of Foreign Private Issuer on Form 6-K are incorporated by reference into the Registrant’s registration statements on Form F-3 (File No. 333-255960, 333-233905, 333-251155, 333-252848, 333-251004 and 333-249184) and Form S-8 (File No. 333-214520, 333-248419 and 333-269436), filed with the Securities and Exchange Commission (“SEC”), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Press release issued by Nano Dimension Ltd. on August 18, 2023, titled “Nano Dimension Issues Presentation Highlighting the Significant Long-Term Value Creation Opportunity at Risk with Murchinson’s Self-Serving Campaign.”
99.2	Press release issued by Nano Dimension Ltd. on August 21, 2023, titled “Nano Dimension: Another Stellar Q2/2023 and H1/2023 Results.”
99.3	Investor presentation of Nano Dimension Ltd., dated August 21, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: August 21, 2023	By:	/s/ Yael Sandler
	Name:	Yael Sandler
	Title:	Chief Financial Officer

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